EXHIBIT 77C

                 MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS


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An Annual Meeting of  Shareholders  of Templeton  Dragon Fund,  Inc. was held on
September 23, 1997, for the purpose of electing five Directors, to ratify the selection of McGladrey & Pullen, LLP, as the Fund's independent public accountants for the fiscal year ending March 31, 1998, and to consider the approval or rejection of a shareholder proposal to request and recommend that the Board of Directors consider approving, and submit to shareholders approval, a proposal to convert the Fund a close-end fund to an interval fund, and in their discretion, to authorize the proxyholders to vote upon such other matter which may legally come before the meeting or any other adjournment thereof. The proposal requesting that the Board of Directors consider, and submit to shareholders for approval, a proposal to convert the Fund from a closed-end fund to an interval fund was rejected by shareholders.

The number of affirmative and negative votes with respect to the shareholder proposal is as follows:

                  Affirmative Votes:        12,906,304
                  Against:                  14,443,982
                  Abstained:                   999,134
                  Broker Non-Vote:          18,566,298